UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 21, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

Turquoise Hill Resources Ltd.

File No. 5-79590 - CF#30126

Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc. and 46117 Yukon Inc. (collectively, “Applicants”) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to an amended Schedule 13D filed on August 28, 2013 relating to the company’s beneficial ownership of common shares of Turquoise Hill Resources Ltd.

Based on representations by the Applicants that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit U through August 28, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary